ETFS CAPITAL NOMINATES THREE HIGHLY QUALIFIED CANDIDATES TO
WISDOMTREE, INC. BOARD OF DIRECTORS

ETFS Capital Believes Further Board Change is Now Needed, as the Board Additions Initiated by Us Last Year Have Not Been Enough to Trigger the Actions We Believe are Urgently Required to Address the Dismal Performance of the Company

Over the Last Five Years, Operating Income has declined by 2%, Even Though Assets Under Management have Increased by More Than 50%1 Helped by the Market-Wide Trend of Investors Continuing to Move from Active Funds to ETFs

Over this Same Period WisdomTree’s Total Stockholder Return has Significantly Unperformed Benchmark Indices2

ETFS Capital Believes its Nominees - Bruce E. Aust, Tonia Pankopf and Graham Tuckwell - Can Bring Much-Needed Governance, Capital Allocation, and Stockholder Perspective to the Board and Help Get the Company Back on Track

As the Largest Shareholder, with an 18% Economic Interest ($183m3), the Interests of ETFS Capital are Clearly Aligned with all WisdomTree Stockholders

NEW YORK, NY – April 12, 2023 /[Globe Newswire]/ – ETFS Capital Limited (“ETFS Capital”), the largest combined owner of common stock, $0.01 par value (the “Common Stock”), and Series A Non-Voting Convertible Preferred Stock (the “Series A Preferred Stock”) of WisdomTree, Inc. (“WisdomTree” or the “Company”) (NYSE: WT), with aggregate ownership of approximately 10.2% of the outstanding Common Stock, which together with its Series A Preferred Stock would represent approximately 18.3% of the Company’s outstanding Common Stock on an as-converted basis, announced today its nomination of three highly qualified individuals for election to the Board of Directors of WisdomTree (the “Board”) at the Company’s 2023 annual meeting of stockholders and issued an open letter to the Board.

The full text of the letter follows:

April 12, 2023

Dear Board Members,

As you are well aware, ETFS Capital Limited (“ETFS Capital”) is the largest shareholder in the Company, when combining our Common Stock and Series A Preferred Stock, which on a combined and as-converted basis represent approximately 18.3% of the Company’s outstanding shares - $183m4 of our own capital.

Despite ETFS Capital being the Company’s largest shareholder, the board of directors (the “Board”) has repeatedly refused to engage with us in any meaningful way since May 25, 2022. On August 16 and November 1, 2022, at our urging, we gave detailed presentations with the sole purpose of assisting the Board, in improving WisdomTree’s operations and strategic decision-making. Despite repeated requests on our part thereafter, you have given no feedback on these presentations, nor have we seen evidence of any material changes being implemented in the areas of concern we raised.

1 Source: WisdomTree 2018 Annual Report & WisdomTree 2022 Annual Report.

2 Source: Bloomberg. Relevant indices include, Russell 2000 Index, S&P Composite 1500 Asset Management & Custody Banks Index and Blackrock.

3 Source: Bloomberg based on an April 11, 2023 closing price of $6.10 per share.

4 Id.

Instead, your apparent reaction has been to reinstate the Stockholder Rights Plan (Poison Pill) and to further enhance the already generous Executive Severance Plan. We consider these to be the actions of a board who is afraid to be held to account by its stockholders.

When we sold our leading European ETC business to the Company in 2018, we took the majority of the consideration in stock, indicating our belief in the Company and expecting the stock price to increase solidly as a result of enhanced earnings per share that our business delivered to WisdomTree and the tailwinds from investors continuing to move from actively managed funds to exchange-traded funds. WisdomTree recognized the value of the ETC business as highlighted in the following statements by your CEO:

“The acquisition will immediately add scale, diversification and profitability to our business in Europe, the second largest ETF market in the world and a growing and strategically important region for us and the entire industry. The addition of this complementary and competitively positioned commodity business is an important development in WisdomTree’s strategy to establish itself as a differentiated and diversified ETP provider that can thrive globally and generate long-term shareholder value.”5

When WisdomTree acquired this leading business on April 12, 2018, its stock price closed at $9.11.6 Since then, we believe a lack of focus on the core business, poor capital allocation decisions, failure to manage operating expenses, and undue emphasis on the misguided WT Prime initiative has led to the consequential destruction of stockholder value that has been seen. As of March 17, 2023, the day WisdomTree adopted its latest Poison Pill, its share price had declined to $5.62 – down 38% since April 12, 2018.[7] It is clear, in our view, that the Board has failed to provide the necessary management oversight resulting in massive stockholder value destruction.

More specifically, since the acquisition of the ETFS ETC business on April 12, 2018, the Company’s Total Stockholder Return has been negative 34% compared to +21% for the Russell 2000 Index, +23% for the S&P Composite 1500 Asset Management & Custody Banks Index and +51% for Blackrock, the market leader in the ETF space.8

Even more disappointing is the apparent extreme underperformance at an operating level. Since 2018, Operating Income has decreased by 2% and revenue has increased by just 10%, despite AUM, driven by the market-wide trend of investors moving from active funds to ETFs, increasing by 52%.9

We believe that WisdomTree needs a new plan, with improved execution and greatly enhanced Board oversight. Specifically, we believe WisdomTree needs to focus on achieving operational efficiency and on its core ETF business, and re-evaluate all capital allocation decisions including WT Prime.

ETFS Capital has significant experience in these areas with a long, successful track record of driving operational, financial, strategic, and governance changes that benefit employees, customers, and stockholders. ETFS Capital, led by Graham Tuckwell, is one of the oldest and most successful independent ETF operators globally, having created over $1 billion of enterprise value since its launch by operating ETF issuance businesses and allocating capital to businesses in the ETF ecosphere and Digital Assets space.

5 Source: WisdomTree Press Release November 13, 2017, available at https://www.wisdomtree.eu/en-gb/press-room/tabs/latest-news/wisdomtree-to-acquire-etf-securities.

6 Source: Bloomberg.

7 Source: Bloomberg.

8 Source: Bloomberg. Total Shareholder Return calculated from the date of closing of the sale of the ETC business on April 12, 2018 to the issuance of the Board’s Year-End Letter to Stockholders on December 21, 2022, reaffirming support for the management strategy.

9 Source: WisdomTree 2018 Annual Report & WisdomTree 2022 Annual Report.

We firmly believe that with the right Board in place, WisdomTree can be a best-in-class company in its industry and generate significant value for all stockholders.

Last year we were successful in initiating these much-needed changes through the addition of two highly qualified new directors with extensive ETF industry experience to the Board - Deborah Fuhr and Lynn Blake. We intend to support these directors again at the Company’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”).

In addition, our efforts were instrumental in getting the Company to begin a phased de-classification of the Board.

However, in our view these changes clearly have not been enough and have been undermined by long-tenured incumbent directors maintaining all the key board positions – specifically, Frank Salerno (Chairman of the Board and Chair, Compensation Committee), Win Neuger (Chair, Nominating and Governance Committee), and Anthony Bossone (Chair, Audit Committee).

It is clear to us that the Board needs further change (but not by way of individuals cherry-picked by the long-tenured directors) to trigger the actions urgently required to address the dismal performance of the Company. We recently sought to engage with the Board in a constructive dialogue on this matter to reach a mutually agreeable resolution to avoid a proxy contest for 2023, but you have repeatedly refused to have any meaningful dialogue or make any offer or proposal that might assist in reaching any form of settlement.

For those reasons, in order to preserve our rights ahead of the 2023 Annual Meeting and as further described in our formal notice of nomination delivered to the Company today, we are nominating three highly-qualified director candidates – Bruce E. Aust, Tonia Pankopf, and Graham Tuckwell – for election at the 2023 Annual Meeting. We strongly believe that these individuals, if elected, would bring much-needed governance, capital allocation and operational expertise, as well as a stockholder perspective to WisdomTree’s boardroom.

Despite the Company’s inaction in recent weeks, we remain open to reaching a mutually agreeable solution. We have acted in good faith to try to assist the Board in addressing the poor performance of the Company and, as the largest stockholder, we firmly believe our interests are aligned with those of all WisdomTree stockholders.

Yours truly,

Graham Tuckwell
Executive Chairman
ETFS Capital Limited

Our Nominees:

Bruce E. Aust.

Mr. Aust currently serves as a strategic advisor to the Anthemis Group, a venture capital firm, since February 2021, and a strategic advisor to 150Bond, an advisory firm to C-level executives, since March 2020. Previously, Mr. Aust served in various executive roles at Nasdaq, Inc., a global technology company serving the capital markets and other industries, including serving as Vice Chairman from 2015 to December 2019 and as Executive Vice President of Global Listings from 2003 to 2014. Earlier in his career, Mr. Aust served in several roles within the retail brokerage unit of Fidelity Investments, a multinational financial services corporation, including as Vice President. Mr. Aust currently serves as a member of the board of directors of Anthemis Digital Acquisitions I Corp., a publicly traded special purpose acquisition corporation, since January 2022, and as Chairman of the board of directors of AEGIS Swap Execution Facility, LLC, a marketplace for commodities brokers, financial counterparties and commercial end-users to negotiate and execute swaps, since September 2021. Mr. Aust also serves as a member of the Advisory Board of Ridgeway Partners, LLC, a global advisory firm specializing in executive search, board appointments and succession planning, since April 2021. He previously served as President of the Nasdaq Entrepreneurial Center, a non-profit organization designed to engage emerging entrepreneurs. Mr. Aust earned a B.S. in Business Administration from the University of Southern Mississippi.

Tonia Pankopf.

Ms. Pankopf currently serves as Managing Partner of Pareto Advisors, LLC, an investment, financial and strategic advisory firm, since 2005. Ms. Pankopf also currently serves on the board of directors as a member of the Valuation, Audit and Nominating and Corporate Governance Committees, of 180 Degree Capital Corp., a registered closed-end investment management company, since August 2020. Previously, Ms. Pankopf served on the board of directors, as well as serving as Audit Chair and as a member of the Nominating and Corporate Governance and CEO Search Committees, of Landec Corporation (n/k/a Lifecore Biomedical, Inc.), a fully integrated contract development and manufacturing organization in the pharmaceutical industry, from November 2012 to November 2022. From 2003 to 2017, Ms. Pankopf served on the board of directors of Oxford Square Capital Corporation (formerly TICC Capital Corporation), a registered closed-end investment management company. Earlier in her career, Ms. Pankopf held Vice President and Senior Equity Analyst positions at Goldman Sachs & Co., a global investment bank, and Merrill Lynch & Co., a global investment bank. Ms. Pankopf’s experience also includes hedge fund portfolio management at P.A.W. Capital Partners, an investment advisory firm, and Palladio Capital Management, an investment advisory firm. Ms. Pankopf previously served on the Board of the University System of Maryland Foundation, from 2006 to 2012. Ms. Pankopf is a Governance Fellow and member of the National Association of Corporate Directors. She is also a qualified financial expert. Ms. Pankopf received a Bachelor of Arts summa cum laude from the University of Maryland and a Master of Science degree from the London School of Economics.

Graham Tuckwell AO.

Mr. Tuckwell is the Founder and Executive Chairman of ETFS Capital Limited (f/k/a ETF Securities Limited), a strategic investment company focused on growth opportunities across the ETF ecosystem. Mr. Tuckwell founded ETF Securities Limited in 2004 and it became one of the leading issuers of Exchange Traded Products in Europe. In 2018 the European and US businesses were sold but the Australian business was retained, and under his guidance, as Executive Chairman of ETF Securities Australia, assets under management increased by more than 400%. Mr. Tuckwell is credited with creating the world’s first gold ETF when he launched GOLD on the Australian Stock Exchange in 2003. Later that year, he launched a similar product, GBS, on the London Stock Exchange in partnership with the World Gold Council. Prior to working in the ETF industry, Mr. Tuckwell worked in corporate advisory and investment banking for 20 years in Australia and London, and before then, he worked as an economist in the Department of Prime Minister and Cabinet in Canberra. He holds a Bachelor of Economics (Honours) degree and a Bachelor of Laws degree from the Australian National University. In 2015 he was awarded an honorary Doctorate degree from the Australia National University, in 2016 he received the ETF.com Lifetime Achievement Award for Europe, and in the 2022 Australia Day Honours List he was appointed an Officer of the Order of Australia for “distinguished service to the community through philanthropic support of educational scholarships, and to business.”

About ETFS Capital Limited

ETFS Capital is a London-based strategic investment company focused on growth opportunities across the ETF ecosystem. As part of its investment process, ETFS Capital receives and analyses many dozens of business ideas and proposals within the ETF ecosphere each year and conducts in-depth technical and commercial due diligence on the companies where it chooses to deploy capital. Thereafter it engages in a hands-on approach, as a partner to management teams and Boards bringing its unparalleled industry-specific expertise for the benefit of those companies.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

ETFS Capital Limited, a Jersey company (“ETFS Capital”), together with the other participants in its anticipated solicitation (collectively, “ETFS”), intends to file a preliminary proxy statement and accompanying GOLD proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes in connection with the 2023 annual meeting of stockholders of WisdomTree, Inc., a Delaware corporation (the “Company”).

ETFS STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be ETFS Capital, Bruce E. Aust, Tonia Pankopf and Graham Tuckwell AO.

As of the date hereof, ETFS Capital beneficially owns directly 15,250,000 shares of Common Stock, $0.01 par value per share (the “Common Stock”) and 14,750 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.01 (the “Series A Preferred Stock”). Mr. Tuckwell, as the Executive Chairman and controlling shareholder of ETFS Capital, may be deemed to beneficially own the 15,250,000 shares of Common Stock directly owned by ETFS Capital and the 14,750 shares of Series A Preferred Stock directly owned by ETFS Capital. As of the date hereof, Mr. Aust and Ms. Pankopf do not beneficially own any securities of the Company.

Investor Contacts:

ETFS Capital:

Martyn James, +44 (0) 207-509-0674
info@etfscapital.com